EXHIBIT 99.1

Mount Milligan Rail Service Update

TORONTO, Dec. 21, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) reported today that it does not expect any material impact on the Mount Milligan Mine’s planned production or sales for the fourth quarter of 2021 resulting from recent rail and other logistic service disruptions in British Columbia. The Company today completed its third gold and copper concentrate sale in the fourth quarter and has produced sufficient concentrate and expects to recognize its fourth and final shipment as planned in 2021.

The Company’s 2021 guidance for the Mount Milligan remains unchanged from figures already reported in the Outlook section in our MD&A filed on November 5, 2021 and available on SEDAR at www.sedar.com:

  Gold production: 180,000 to 200,000 ounces.
  Copper production: 70 to 80 million pounds.
  Gold production costs per ounce: $650 to $700 per ounce.
  All-in sustaining costs on by-product basisNG per ounce: $530 to $580 per ounce.

Scott Perry, President and Chief Executive Officer of Centerra stated, “We recognize and greatly appreciate the effort made by the Mount Milligan team, our First Nations partners and our local service providers to ensure we remain on track to safely deliver our 2021 guidance, especially in very difficult circumstances caused by the severe flooding events in British Columbia.”

NG - All-in sustaining costs on a by-product basis per ounce is a non-GAAP measure which is defined in the “Non-GAAP Measures” section in the Company’s news release and MD&A dated November 5, 2021.

Caution Regarding Forward-Looking Information

Information contained in this news release which is not a statement of historical fact may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding Mount Milligan’s fourth quarter production and sales, rail service disruptions and 2021 guidance.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: the inaccuracy of the Company’s production and cost estimates; unavailability of materials and equipment, government action, the effects of COVID-19 mitigation protocols, further transportation disruptions, the inability to use provisionally-priced sales contracts for production at the Mount Milligan Mine; and reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed 2020 Annual Information Form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate as many factors and future events, both known and unknown, could cause actual results, performance, or achievements to vary or differ materially from the results, performance, or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of December 21, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances, or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at

http://ml.globenewswire.com/Resource/Download/3b38bab4-ba90-42fc-817d-459d537d1e18